March 17, 2006

Mr. Keith Wall
Buffets Holdings, Inc.
1560 Buffet Way
Eagan, Minnesota 55121

Re: Buffets Holdings, Inc.
Form 10-K for the year ended June 29, 2005
Commission File Number: 333-116897

Dear Mr. Wall:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 6. Selected Financial Data, page 15

1. Please include a discussion or cross reference to such discussion of the effect on comparability of the information reflected in selected financial data due to net restaurant closures, if material. Refer to Instruction 2 of Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis

Results of Operations, page 21

2. We note that you have included as part of your discussion of your results of operations a discussion of unusual items affecting net income. Please consider revising the presentation of this information to tabular form for clarity.

Impairment of Assets, page 22

3. In your discussion of critical accounting policies on page 19, you have chosen to discuss how long-lived assets and goodwill are tested for impairment as the first and therefore most critical of your accounting policies. We note, however, that in your discussion of your results of operations, you have not explained the facts and circumstances leading to the $3.6 million and $1.9 million in impairment charges taken in fiscal 2005 and 2004, respectively. Please expand your discussion of these impairment charges to include the facts and circumstances leading to such charges. Also, please disclose the reporting unit level at which you assess impairment. Include a draft of your intended disclosure with your response.

Liquidity and Capital Resources, page 25

4. You state you operate on a significant working capital deficit because most of your sales are for cash or credit with settlement within a few days and most vendors are paid on terms ranging from 14 to 35 days. It does not appear that your explanation for the cause of your working capital deficit is correct. Receipt of cash from customers in advance of, or simultaneous with, the payment of cash to vendors and employees should not result in a working capital deficit. It appears that your working capital deficit is the result of use of cash from operations for debt service and capital projects. Please revise this disclosure as appropriate.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Table of Contractual Obligations, page 29

5. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Fair Value Disclosure of Financial Instruments page 44

6. You state the carrying amount of your financial instruments approximates fair value. Please expand your disclosure to discuss the method by which you determine the fair value of your debt obligations. In this regard, it may be helpful to debt holders to understand why you believe the carrying amounts have approximated fair value in each of the periods presented without exception.

Note 6 – Shareholders Equity/(Deficit), page 50

7. Supplementally explain to us the facts and circumstances surrounding the cancellations of options in each year an income statement is presented. Your discussion should include why the options were cancelled, and whether any individuals whose options were cancelled received grants within a six month period surrounding the date of cancellation. Also, please tell us why the expected lives as disclosed on page 45 are significantly shorter than the contractual terms of the option grants.

Note 11. Condensed Consolidating Financial Statements, page 56

8. Please revise to disclose the nature and terms of any restrictions on your ability to obtain funds from your subsidiaries. Refer to Rule 4-08 (e) of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief